UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2017

Commission File Number: 333-191564

BOSTON CARRIERS, INC.

(Name of Registrant)

18 Poseidonos Avenue, Athens 17674 Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Copies to:

Marc J. Ross, Esq.

Sichenzia Ross Ference Kesner LLP

1185 Avenue of the Americas, 37th Floor

New York, New York 10036

Telephone: (212) 930-9700

BOSTON CARRIERS, INC.

As previously disclosed, on June 9, 2016, Boston Carriers, Inc. (the “Company”) issued to YP Holdings, LLC (“YP”) a $3,000,000 promissory note (the “Old Note”). On December 18, 2017, (the “Closing Date”), YP and Yaniv Equity LP (“Yaniv”) entered into an Assignment and Assumption Agreement (the “Assignment Agreement”), pursuant to which YP assigned to Yaniv, and Yaniv assumed, $750,000 of the principal of the Old Note.

On the same date, the Company and Yaniv entered into an exchange agreement (the “Exchange Agreement”), pursuant to which the Company and Yaniv exchanged the Old Note for a new convertible promissory note in the principal amount of $750,000 (the “Exchange Note”).

The Exchange Note is convertible, at the option of the holder, into shares of the Company’s common stock, par value $0.0001 per share, at a per share price equal to the result of dividing such principal and accrued and unpaid interest thereon by the lesser of: (i) the lowest VWAP of the Common Stock, discounted at a rate of 25%, for the ten trading days prior to but not including the date upon which the Holder delivers the Notice of Conversion, and (ii) $0.03 per share, subject to adjustment as provided in the Exchange Note, and subject to a total beneficial ownership limitation of 4.99% of the Company’s issued and outstanding common stock. The Exchange Note bears interest at the rate of 15% per year. The Exchange Note has a maturity date (the “Maturity Date”) that is one year from the Closing Date. The Maturity Date may be accelerated, at the option of the holder, upon the occurrence of an Event of Default (as defined in the Exchange Note). After the occurrence of any Event of Default that has not been cured that results in the eventual acceleration of the Exchange Note, the interest rate shall accrue at an additional interest rate equal to the lesser of 2% per month (24% per year) or the maximum rate permitted under applicable law.

The foregoing are only brief descriptions of the material terms of the Assignment Agreement, Exchange Agreement and Exchange Note, which are attached hereto as Exhibits 99.1, 99.2 and 99.3, respectively, and are incorporated herein by reference. The foregoing does not purport to be a complete description of the rights and obligations of the parties thereunder and such descriptions are qualified in their entirety by reference to such exhibits.

The Company also reported that, effective August 31, 2017, Fred Pier resigned as a member of the Board of Directors of the Company.

This report on Form 6-K (including the exhibits hereto) shall not be deemed “filed” for the purposes of the Securities Exchange Act of 1934, as amended, and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such filing.

The Company files reports on Form 6-K with the US Securities and Exchange Commission (SEC) pursuant to the requirements of the Securities Exchange Act of 1934, as amended. The SEC reports of the Company are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 (telephone 1-800-SEC-0330).

EXHIBITS

Exhibit Number	Description
99.1	Assignment and Assumption Agreement by and between YP Holdings, LLC and Yaniv Equity, LP, dated December 18, 2017
99.2	Exchange Agreement, by and between Boston Carriers, Inc. and Yaniv Equity, LP, dated December 18, 2017
99.3	Form of Exchange Note

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BOSTON CARRIERS, INC.

Date: December 19, 2017	By: /s/ ANTONIOS BERTSOS
Antonios Bertsos
Chief Executive Officer